Vincent A. Vietti

Direct Dial: (609) 896-4571

Internet Address: vvietti@foxrothschild.com

December 27, 2013

VIA EDGAR AND E-MAL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	BIO-Key International, Inc.
Registration Statement on Form S-1
Filed November 22, 2013
File No. 333-192504
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-13463

Dear Mr. Crispino:

We thank you for your comment letter dated December 19, 2013 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s responses immediately follow each comment.

Form S-1 filed November 22, 2013

General

1.     We note your outstanding registration statement filed July 26, 2013. In the interest of simplified disclosure, please consider the application of Securities Act Rule 429 which permits the filing of an amendment that contains a single prospectus covering the shares in this offering and in your outstanding offering. Absent the use of Rule 429, please revise your prospectus cover page to concisely reference your registration statement filed July 26, 2013 and to disclose the aggregate number of shares available for resale under each offering.

Response: The requested revisions have been made. See cover page of the Prospectus.

Business, page 22

2.

Note D to your Financial Statements discusses customers whose revenue individually represented 10 percent or more of the company’s total revenue. Revise this section to discuss your dependence upon your major customers or advise why this disclosure is not required. Refer to Item 101(h)(4)(vi) of Regulation S-K. Also, provide your analysis as to whether any agreements with these customers must be filed as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: Although certain individual customers constituted 10% or more of the Company’s revenues during 2011 and 2012, the Company does not believe that its business is dependent on these customers. Given the Company’s limited revenue, it is not uncommon for an individual customer to generate in excess of 10% of the Company’s revenue from year to year. This is often due to revenue the Company realizes in connection with the initial deployment of its biometric solution and such customers historically do not generate in excess of 10% of the Company’s revenue in any future years. The one customer that did generate in excess of 10% of the Company's revenue in both 2011 and 2012 is an original equipment manufacturer that buys our software combined with third party hardware pursuant to individual purchase orders. There is no contract with this customer for any continued purchases and the volume of orders varies from year to year. The Company’s business is, therefore, not dependent on such current customers, but rather is dependent upon generating new customers to adopt and deploy the Company’s biometric solutions. This conclusion finds further support in the Item 610(b)(10)(ii)(B) of Regulation S-K which requires the filing of contracts that ordinarily accompany the business conducted by the registrant if such contracts relate to continuing contracts to “sell the major part of the registrant’s products or services”, “purchase the major part of the registrant’s requirements for goods or raw materials”, or use a patent, formula, or trade secret “upon which the registrant’s business depends to a material extent.” As the customer contracts at issue do not provide for such continuing material benefits or obligations and as explained above, the Company is not substantially dependent on these contracts, the Company believes that they are not required to be filed as exhibits to its periodic reports.

Intellectual Property Rights, page 23

3.	Please disclose the duration of any patents, trademarks or licenses held. See Item 101(h)(4)(vii) of Regulation S-K.

Response: The requested revisions have been made. Please see page 24 of the Prospectus.

Form 10-K for Fiscal Year Ended December 31, 2012 General

4.	Please confirm that to the extent that the above comments are applicable to your Form 10-K you will make corresponding revisions in future filings.

Response: The Company hereby confirms this to the extent the above comments are applicable to the Company’s annual report on Form 10-K for years ending December 31, 2013 or thereafter, the Company will make corresponding revisions to such filings.

Item 10. Directors, Executive Officers and Corporate Governance Audit Committee, page 23

5.

We note your disclosure that John Schoenherr and Jeffrey J. May may not qualify as audit committee financial experts. In future filings, determine whether any audit committee member is in fact an audit committee financial expert, as that term is defined by Item 407(d)(5)(ii), and disclose whether there is at least one audit committee financial expert serving on your audit committee. See Item 407(d)(5) of Regulation S-K.

Response: In future filings, the Company will determine and disclose whether any member of its audit committee qualifies as an audit committee financial expert.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (609) 896-4571 with any questions or additional comments. Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Vincent A. Vietti
Vincent A. Vietti

cc:	Mr. Michael W. DePasquale, Chief Executive Officer
Bio-Key International, Inc.